Exhibit 1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 30, 2010

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Annual General Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on December 30, 2010, at 16:00 local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
TO VOTE ON THE PROPOSAL TO RE-ELECT Mr. Ofer Adler to be director for an additional three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2013 and the due election of his successor).

2.
TO VOTE ON THE PROPOSAL TO ELECT Mr. Joseph Mandelbaum, the Company's Chief Executive Officer, who was nominated by the board of directors of the Company, to be director for a three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2013 and the due election of his respective successor).

3.	TO VOTE ON THE PROPOSAL TO RE-ELECT Mr. David Jutkowitz as one of the external directors of the Company for an additional three year term (commencing on the date of the Meeting).

4.
TO VOTE ON THE PROPOSAL TO INCREASE the registered share capital of the Company by NIS 250,000 divided into 25,000,000 ordinary shares, par value NIS0.01 each ("Ordinary Shares"), and to amend the Company’s Articles of Association to reflect such increase of share capital, so that following such increase, the authorized share capital of the Company shall be NIS 400,000, consisting of 40,000,000 Ordinary Shares.

5.
TO VOTE ON THE PROPOSAL TO RE-APPOINT Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2010 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors.

In addition, the Company’s management will be available at the Meeting to answer questions any shareholder may have with respect to Management’s Report on the business of the Company for the year ended December 31, 2009 and the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2009, a copy of which is available through the Company’s website (http://www.incredimail-corp.com).

The shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 22, 2010 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope.  A duly executed proxy card must be received by the Company not later than the close of business on December 29, 2010 in order to be counted in the vote to be held in the Meeting.  You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on December 29, 2010, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company’s Chief Financial Officer, at +011-972-3-7696100.

           YOUR VOTE IS VERY IMPORTANT. EXCEPT FOR THE MATTER SPECIFIED IN PROPOSAL 3, WITH RESPECT TO THE RE-ELECTION OF AN EXTERNAL DIRECTOR, THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT AND VOTED AT
THE MEETING IN PERSON OR BY PROXY ARE REQUIRED TO APPROVE ALL THE OTHER MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. WITH RESPECT TO THE APPROVAL OF THE RE-ELECTION OF THE EXTERNAL DIRECTOR, A SPECIAL MAJORITY IS REQUIRED, AS DESCRIBED IN THE ATTACHED PROXY STATEMENT. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: November 15, 2010

PROXY STATEMENT

IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on December 30, 2010

          This proxy statement is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on December 30, 2010, at 16:00 (local time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is the close of business of November 22, 2010. On November 11, 2010, which is the last full trading day before printing of this proxy statement, we had outstanding and entitled to vote 9,687,826 Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

           Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Annual General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Annual General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Each of proposals 1, 2, 4 and 5 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals. Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, provided that either (i) the shares voted in favor include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law); or (ii) the total number of shares voted against by those shareholders who are not “controlling shareholders” does not exceed one percent of all of the voting power in the Company.

           Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on December 29, 2010, or (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting.

           Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

           Proxies are being mailed to shareholders on or about November 23, 2010 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 4 HaNechoshet Street, Tel Aviv 69710, Israel, Attention: Corporate Secretary.

           This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”)
which are also available to the public at the Israel Securities Authority’s website at: www.magna.isa.gov.il,  as more fully described in this proxy under the caption "Where to Find More Information". We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information as of November 11, 2010, concerning (i) the only persons or entities known to the Company to own beneficially approximately 5% or more of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,687,826 Ordinary Shares outstanding as of November 11, 2010:

	Shares Beneficially Owned
	Number	Percent1
5% Shareholders
Ofer Adler2	1,724,456	17.7%
Yaron Adler	914,562	9.4%
Directors and officers as a group (15 persons, including Mr. Ofer Adler) 3	2,197,469	22%

1
Percentage in this table are based on 9,687,826 Ordinary Shares outstanding as of November 11, 2010 and does not include 346,019 Ordinary Shares held by the Company, such shares do not confer upon the Company any voting rights.

2
Includes 37,500 options held by Mr. Ofer Adler, which are currently exercisable or will become exercisable until December 31, 2010. This disclosure is based upon information disclosed by Mr. Ofer Adler on Form 13D/A, filed with the SEC on September 8, 2009.

3	Includes 278,327 options that are either currently exercisable or will become exercisable until December 31, 2010.

MARKET PRICE DATA

           The following table shows, for the periods indicated, the highest and lowest closing sale prices of our Ordinary Shares as reported on the Nasdaq Global Market and the Tel Aviv Stock Exchange (as of October 31, 2010)4:

	Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
2009
Fourth Quarter	9.98	7.08	37.98	27.19

2010
First Quarter	10.68	6.23	40.28	23.75
Second Quarter	7.32	4.46	27.14	17.3
Third Quarter	6.25	3.97	23.35	15.85

Most recent six months

May 2010	6.32	5.15	23.74	19.08
June 2010	5.38	4.46	20.65	17.3
July 2010	4.44	3.97	17.15	15.85
August 2010	4.9	4.48	18.44	16.57
September 2010	6.25	4.74	23.35	17.55
October 2010	6.68	5.83	24.47	20.95

           The closing price of our Ordinary Shares, as reported on the Nasdaq Global Market on November 12, 2010 and on the Tel Aviv Stock Exchange on November 11, 2010, which are the last full trading days before printing of this proxy statement, were $6.8 and NIS 25.01 (equal to $6.84 based on the Bank of Israel representative exchange rate as of such date), respectively.

4	The numbers in this table are based on the closing sale prices as reported by the Nasdaq Global Market and the Tel Aviv Stock Exchange, and are not based on the adjusted closing price for dividends.

PROPOSAL ONE

RE-ELECTION OF DIRECTOR

Our board of directors generally consists of seven directors, two of whom qualify as “external directors” for Israeli law purposes and have been determined by our board of directors to qualify as “independent” for Nasdaq Stock Market Purposes as well. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which, directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At this Meeting the term of the second class, consisting of Mr. Ofer Adler and Mr. Yair M. Zadik shall expire.

The board of directors of the Company has nominated Mr. Ofer Adler for re-election as a director, to serve for a period commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2013 and the due election of his successor. The other directors of the Company (except in respect of the election of a director listed in Proposal Two below and an external director listed in Proposal Three below) shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law.

                In the event that Mr. Adler should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named therein as proxy in accordance with their best judgment. The Company is not aware of any reason why Mr. Adler, if elected, should be unable to serve as a director. The Company does not have any agreement with respect to the future election of Mr. Adler. The following information is supplied with respect to Mr. Adler, including his principal occupation in recent years and is based upon the records of the Company and information furnished to it by Mr. Adler.

Ofer Adler age 40, co-founded IncrediMail and has been a director since our incorporation. Mr. Adler served as the Company's Chief Executive Officer since February 5, 2008 up until being replaced by Mr. Josef Mendelbaum on August 5, 2010 and served as the Company's Chief Product Officer until November 2, 2010. Before co-founding the Company, Mr. Adler worked as a trader and portfolio manager at Clal Insurance from 1997 to 1999, and as a trader and technical analysis expert at Batucha, Israel’s largest private brokerage firm, from 1994 to 1997.

 Mr. Adler has attested to the board of directors and the Company that he meets all the requirements in connection with the election of directors under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the "Companies Law").

                 Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that Ofer Adler is hereby re-elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2013 and the due election of his successor”.

                 The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

                 Our board of directors recommends a vote "FOR" approval of the proposed re-election of Mr. Ofer Adler as a director of the Company.

PROPOSAL TWO

ELECTION OF DIRECTOR

At the Meeting, the term of service of Mr. Yair M. Zadik as a member of our board of directors shall expire. All directors of the Company, other than Mr. Ofer Adler and external director Mr. David Jutkowitz whose terms of service are subject to election in this proxy statement, shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law.

At the Meeting, a new director shall be elected to serve for the expiring position of Mr. Yair M. Zadik for a three year term commencing on the date of the Meeting and until the Annual General Meeting of shareholders of the Company to be held in the year 2013 and the due election of his respective successor.

The board of directors of the Company has nominated Mr. Josef Mandelbaum, the Company's Chief Executive Officer, for election as director, to serve for a three year term commencing on the date of the Meeting and until the Annual General Meeting of shareholders of the Company to be held in the year 2013 and the due election of his respective successor.

The following contains certain information concerning the nominee, including his principal occupation during recent years, and is based upon the records of the Company and information furnished to it by the nominee:

                   Mr. Josef Mandelbaum age 44, has joined the Company as a Chief Executive Officer on July 7, 2010. Before joining the Company, Mr. Mandelbaum worked at American Greetings as Chief Executive Officer of the AG Intellectual Properties group, since 2000 and as Senior Vice President of the Sales and Business Development AG Interactive group from1998 until 2000. Mr. Mandelbaum holds a BA in economics from Yeshiva University and an MBA from the Weatherhead School of Management at Case Western Reserve University.

Mr. Mandelbaum has attested to the board of directors and the Company that he meets all the requirements in connection with the election of directors under the Companies Law.

                Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to elect Mr. Josef Mandelbaum to serve as a director of the Company for a three year term commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2013 and the due election of his successor”.

                   The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

                                   Our board of directors recommends a vote "FOR" approval of the proposed election of Mr. Josef Mandelbaum as director of the Company.

PROPOSAL THREE

RE-ELECTION OF MR. DAVID JUTKOWITZ AS ONE OF THE EXTERNAL DIRECTORS
 OF THE COMPANY

The board of directors of the Company has nominated Mr. David Jutkowitz for re-election as an external director, to serve for a period of three years, commencing on the date of the Meeting. The other directors of the Company (except in respect of the re-election and election of the directors listed in Proposals One and Two above, respectively) shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law.

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two external directors.  An external director must be elected by the shareholders.  The term of office of an external director is three years and, in companies such as the Company, may be extended for additional three-year terms.

To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates”, as such terms are defined in the Companies Law.  In addition, no individual may serve as an external director if the individual’s position or other activities creates or may create a conflict of interest with his or hers role as an external director.  For a period of two years from termination of office, a former external director may not serve as a director or employee of the company or provide professional services to the company for consideration.

Under the Companies Law, “affiliation” is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. However, the service of a director who was appointed for the purpose of being an external director in a company that intends to first offer its shares to the public is not considered a prohibited affiliation. An office holder is defined in the Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

Pursuant to the Companies Law, at least one external director must have “accounting and financial expertise”, and those external directors who do not have such expertise must have “professional competence”, as such terms are defined in regulations issued under the Companies Law.

All of our external directors must be members of our audit committee.  Each other committee of our board of directors empowered with powers of the board of directors is required to include at least one external director.

Mr. Jutkowitz serves as a member of the Company's audit committee, investment committee and compensation committee.

In addition to Mr. David Jutkowitz who is nominated for re-election as an external director, Mr. Avichay Nissenbaum, who was appointed as an external director on July 9, 2009, continues to serve the Company as an external director.

In the event that Mr. Jutkowitz should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the person named in the proxy in accordance with their best judgment. The Company is not aware of any reason why Mr. Jutkowitz, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Jutkowitz. The following information is supplied with respect to Mr. Jutkowitz, including his principal occupation in recent years and is based upon the records of the Company and information furnished to it by Mr. Jutkowitz.

Mr. David Jutkowitz, age 60, serves as an “external director” of the Company since the Company's shareholders meeting held on December 27, 2007. Mr. Jutkowitz serves as a director of Extal Ltd. a producer of aluminum profiles and systems. Mr. Jutkowitz served as a director of Arad Investment and Industrial Development from 2006 until 2010. From 2001 until October 2007, Mr. Jutkowitz has served as an external director of Carmel Investment Group Ltd., and was a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd. Between 2000 and 2003, Mr. Jutkowitz held the position of CEO at BXS Ltd., where his responsibilities included managing all stages in development of the business, including the raising of funds from investors and building a local and international distribution. From 1995 until 2002, Mr. Jutkowitz held the position of CEO at E.L. Advanced Science Ltd., where his responsibilities included identifying and acquiring appropriate companies and taking an active part in the management of such companies. From 1976 to 2001, Mr. Jutkowitz held the position of CFO at Etz Lavud Ltd.

The Company's board of directors has reviewed the qualifications and expertise of Mr. Jutkowitz and has determined that he possesses the "professional qualifications" and the "accounting and financial expertise", as such term are defined in the Companies Law. Mr. Jutkowitz has attested to the board of directors and the Company that he meets all the requirements in connection with the election of external directors under the Companies Law, and specifically, he attests that he has the accounting and financial expertise required under the Companies Law.

Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to elect Mr. David Jutkowitz to serve as an external director of the Company for a three year term commencing on the date of the Meeting”.

Pursuant to the Companies Law, the election of an external director will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, provided that either (i) the shares voted in favor include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law) in counting the total votes of such shareholders, abstentions shall not be taken into account ; or (ii) the total number of shares voted against by those shareholders who are not “controlling shareholders” does not exceed one percent of all of the voting power in the Company.

Our board of directors recommends a vote FOR approval of the re-appointment of Mr. David Jutkowitz as an external director of the Company.

PROPOSAL FOUR

INCREASE OF THE REGISTERED SHARE CAPITAL OF THE COMPANY

The Company’s authorized share capital currently consists of NIS 150,000, divided into 15,000,000 Ordinary Shares, par value NIS 0.01 each ("Ordinary Shares"). The Board of Directors recommends amending the Company’s articles of association so as to increase the registered share capital of the Company by an additional NIS 250,000, divided into 25,000,000 Ordinary Shares. Following such increase, if approved, the authorized share capital of the Company would be NIS 400,000 divided into 40,000,000 Ordinary Shares. The increase is necessary in order to ensure availability of share capital for future transactions and investments and for future grants under the Company's option plan.

As of November 11, 2010 the Company had 10,033,845 Ordinary Shares outstanding (out of which 346,019 Ordinary Shares are dormant shares) and 1,694,320 Ordinary Shares underlying outstanding options granted under the Company's option plan.

Our board of directors will present the following resolution for adoption at the Meeting:

"RESOLVED, to increase the authorized share capital of the Company by NIS 250,000 divided into 25,000,000 Ordinary Shares, par value NIS0.01 each, and to amend article 4 of the Company’s Articles of Association accordingly to reflect such increase of share capital. Following such aforementioned increase, the authorized share capital of the Company shall be NIS 400,000, consisting of 40,000,000 Ordinary Shares with a nominal value of NIS 0.01 each."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Our board of directors recommends a vote "FOR" approval of the proposed increase of the registered share capital of the Company and the amendment of the Company’s Articles of Association accordingly to reflect such increase of share capital.

PROPOSAL FIVE

APPOINTMENT OF
KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL,
AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY
FOR THE YEAR ENDING DECEMBER 31, 2010
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE
REMUNERATION OF SAID AUDITORS IN ACCORDANCE WITH THE AMOUNT
AND NATURE OF THEIR SERVICES,
OR TO DELEGATE SUCH POWER TO THE AUDIT COMMITTEE

                Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants for the fiscal year ending December 31, 2010.  Our Board of Directors has recommended and upon such recommendation, at the last Annual General Meeting, the Company's shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2009. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as the Company's independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2010 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the board of directors will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the audit committee of the board of directors.

In compliance with the Companies Law, our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company for the year ending December 31, 2010 and that the board of directors be authorized to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the audit committee.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote "FOR" approval of the proposed appointment of Kost Forer Gabbay & Kasierer as the independent public auditors of the Company for the year ending December 31, 2010 and the fixing of their remuneration.

REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

                The audited financial statements of the Company for the fiscal year ended December 31, 2009 were filed together with the Company’s Annual Report on Form 20-F, which was filed on March 25, 2010 with the Securities and Exchange Commission and is available at their website, www.sec.gov, at the Company’s website, http://www.incredimail-corp.com and at the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.  In accordance with the Companies Law, the Company will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

OTHER BUSINESS

                The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

           Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Where to Find More Information

                We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and the Israel Securities Authority’s website at www.magna.isa.gov.il.

                As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.  Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

                YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 15, 2010. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 15, 2010, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.
                Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented by the proxy will be voted in FAVOR of the proposals described in this proxy statement.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: November 15, 2010